Flowr Applies for NASDAQ Listing

TORONTO, FEBRUARY 5, 2019 – The Flowr Corporation (TSXV: FLWR) (OTC: FLWPF) (“Flowr” or the “Company”), a Canadian licenced producer of premium cannabis products, announced today that it has submitted an application to list its common shares on The NASDAQ Capital Market (“NASDAQ”) and has filed a Form 40-F Registration Statement with the U.S. Securities and Exchange Commission (“SEC”).

The listing of Flowr’s shares on the NASDAQ will be subject to a number of regulatory requirements, including registration of the common shares with the SEC and a determination by the NASDAQ that Flowr has satisfied all applicable listing requirements. Subject to approval for listing, the common shares will continue to trade on the TSX Venture Exchange (TSXV) under FLWR. A trading date will be made public once all regulatory formalities are satisfied.

"Flowr has made tremendous progress executing on its business plan since becoming a public company last year and we believe the Company is well positioned to pursue additional growth opportunities," said Vinay Tolia, Flowr’s Co-CEO. "A NASDAQ listing is an important step forward for Flowr because we believe it will broaden our access to international investors as we become a truly global company."

About Flowr

The Flowr Corporation (TSXV: FLWR) (OTC: FLWPF), through its subsidiaries, holds a cannabis production and sales licence granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Vinay Tolia
Co-CEO

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Bram Judd: +1.905.940.3993 ext.1520, bram@flowr.ca

Notice Regarding Forward-Looking Information

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws. Any statements contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements regarding Flowr and its business include, but are not limited to, statements with respect to: the potential listing of Flowr’s common shares on NASDAQ, the timing thereof, the benefits to be provided to the Company by a NASDAQ listing, opportunities for Flowr’s growth, Flowr becoming a truly global company, Flowr’s exposure to international investors and the liquidity of Flowr’s securities, Flowr’s facilities being designed and constructed to GMP standards, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the listing of Flowr’s securities on the NASDAQ, the failure to obtain necessary approvals to list and register Flowr’s securities in the United States, a shutdown of the United States government, the NASDAQ listing not providing Flowr with broadened access to international investors or enhance Flowr’s liquidity, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to Flowr, the inability of Flowr to construct or maintain its facilities at GMP standards, which could significantly impact sales of Flowr’s products, Flowr’s cultivation team not employing exacting protocols throughout the growing and curing process, which could impact the quality of the products and the experience for customers, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of products or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr requiring additional financing from time to time in order to continue its operations and construct its facilities and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, which could result in significant penalties or costs being imposed on Flowr, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry an d the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Securities and Exchange Commission and Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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